Amdocs Limited NASDAQ: DOX Fiscal Q1 2024 Earnings Presentation February 6, 2024 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO Exhibit 99.2

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the recent attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated February 6, 2024 with respect to earnings for fiscal Q1 2024. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2024 and certain non-GAAP metrics and their reconciliations.

Today’s speakers Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Shuky Sheffer President & Chief Executive Officer

Earnings call agenda Strategy & business performance update 1 2 3 Shuky Sheffer, President & Chief Executive Officer Financial review & outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer Q&A

Strategy and business performance update President & Chief Executive Officer Shuky Sheffer

5G Cloud Network B2B Digital Thanks to our amazing people around the world creating innovation and value to support our customers’ journeys Generative AI Solid start to fiscal year 2024

Solid Q1 financial performance Record revenue and accelerated margin improvement Revenue was up 5.0% YoY as reported and up 4.8% YoY in constant currency in Q124 Non-GAAP. See reconciliation tables in appendix +40bps YoY +30bps QoQ as initiatives to accelerate profitability yield results At guidance midpoint Up ~3% YoY healthy acceleration of $60 million on a sequential basis Revenue Non-GAAP operating margin(2) Non-GAAP EPS(2) 12-month backlog Up ~5% YoY(1) in line with midpoint of guidance range 18.1% $1.25B $1.56 $4.21B

Q1 operational highlights

Healthy first quarter sales momentum

Deepened relationships with key NA customers

AT&T | T Mobile

Strengthened International footprint

vodafone Germany | A1 Austria | Magyar Telekom Hungary | etisalat e& UAE

Added new logos

finetwork Spain | DELTA Netherlands

Strong cloud sales momentum

Tier 1 operator in Canada | Leading service provider in Southeast Asia | NTTInfraNet Japan

Expanded long-term agreements

Charter Communications | Claro Chile | Claro Puerto Rico | Claro Brazil

Consistent project execution

T Mobile	Supporting merger integration and future modernization journey
3 UK	Seamless migration of 14M subscribers
Leading operator in Southeast Asia	Conversion of around 138M subscribers to our latest cloud-based charging
Claro Puerto Rico	Completed full prepaid digital transformation
telcel Mexico	Upgraded and migrated existing Amdocs campaign management solution to AWS

Flawless operations

Flawless global support to our customers during the peak retail sales period of **Black Friday and the holiday season**

Continued to bring cutting-edge technology

Maintained long-term commitment to R&D and strategic M&A to drive customer value while extending our industry leadership

MWC Barcelona: opportunity to introduce our latest innovative product & services offerings

Demonstrate Amdocs end-to-end leadership, from customer experience to the network


Join us at MWC
Barcelona 2024

CES 24

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Progress in strategic domains - GenAI Generative AI Strategy Acceleration Leading role as a dominant industry technology enabler, capable of helping service providers to fully harness the power of Gen AI Amdocs’ flagship CES24 suite now benefits from generative AI end-to-end across all domains from customer experience to the network Infusing GenAI to Amdocs CES Introducing new GenAI use cases that address the key business imperatives of the communication industry Gen AI use case factory Continue to evolve amAIz in strong collaboration with our webscale partners and industry leaders Leveraging strategic partners Customers’ billing-related inquiries now solved better Increasing call deflection rates and reducing average handling time Personalized offerings can now be searched and refined according to a customer’s needs - to increase conversion rates Conversational Selling Joint Customer Experience Platform with a seamless copilot experience Fine-tuning large language models to improve latency, accuracy and cost effectiveness of GenAI applications & services Bill Inquirer Pro 24 Use case examples

Progress in strategic domains - cloud Cloud Accelerate our customers’ multi-year journey to the cloud Selected projects Business value Upgrade and move legacy CES platform to the cloud Cloud migration program Cloud transformation and managed services agreement Integrating Astadia, acquired last November, to complete our end-to-end cloud offering by adding highly sophisticated capabilities to support mainframe migration to the cloud Cloud security and automated operational services Tier 1 operator in Canada Leading service provider in Southeast Asia Flexible and cost-efficient infrastructure Flexible and cost-efficient infrastructure; enhanced cloud services The strong sales momentum of fiscal 2023 continued in Q124 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Progress in strategic domains – digital transformation Selected projects Digital transformation Creating seamless digital experiences by transforming IT operations for consumer and B2B customers Continued modernization journey Charging and mediation, managed services expansion Mobile sales solution expansion Subscription Marketplace Easy onboarding, integration, and monetization of partner services Upgraded charging and mediation solution and enhanced services Widened sales channels for business customers Digital brands SaaS suite BSS modernization Monetization of triple-play fiber, TV and mobile services Upgraded systems Business value Leading service provider in central Europe Offer an exceptional consumer and B2B customer experience Enterprise factory testing engagement Accelerate and modernize the entire testing lifecycle across IT and user acceptance testing Austria Major migration milestones in multi-year B2B digital transformation Powerful insightful and transparent experiences across all channels Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Multi-year B2B digital transformation. Achieved major migration milestones

Selected projects Business value 5G, FWA and Fiber Progress in strategic domains - 5G, FWA and fiber Next-generation solutions to unlock new revenue monetization opportunities, such as fixed wireless access, fiber and 5G standalone Hungary Accelerate market launch of innovative new 5G services Multi-year agreement to deploy policy and charging control function Leading service provider in North Africa Cloud-native policy solution Enhance 5G network capabilities to improve end-user experience Long-term development, support & maintenance for monetization engine Enable to quickly introduce and monetize new offerings Austria Netherlands Online charging system Upgrade to 5G standalone Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs AT&T Internet Air broadband service Successful launch in 59 locations

Progress in strategic domains - network automation Delivering dynamic connected experiences with real-time, automated networks Network automation Partially deployed at key customers Won 2 deals with leading Western European operators Efficient service orchestration and innovative monetization Enhanced with machine learning and generative AI Speeds up service deployment, and reduces costs Recently announced new end-to-end service orchestration solution

Current operating environment While macro uncertainty and industry pressure persist, the overall operating environment remains mostly unchanged We remain confident in our relatively resilient business model of highly recurring revenue streams as we support mission-critical systems under long-term engagements We continue to see a rich pipeline of opportunities in customer multi-year modernization journeys for cloud-based 5G, fixed wireless access, fiber networks, Generative AI, and improved digital consumer and B2B experiences We believe Amdocs is strongly positioned as a highly relevant and trusted partner to help our customers accelerate efficiency and productivity gains, producing long-term cost savings

Reiterating our FY24 outlook

A — Revenue(1)

1.2%-5.2%
YoY growth

Expected double-digit cloud revenue growth

B — Free cash flow

~100% earning-to-cash flow **conversion**

Expect to return **majority** of free cash flow to shareholders in year ahead

C — Non-GAAP EBIT (2)

18.1% - 18.7%
% margin

+60bps accelerated profitability improvement, at the guidance midpoint, mainly driven by **automation**, **sophisticated tools** and **Gen-AI** potential

D — Non-GAAP EPS(2)

8%-12%
YoY growth

Expects **double-digit** non-GAAP diluted EPS growth for **4th** consecutive year, assuming the mid-point of our guidance range

We are positioned to deliver **double-digit expected total shareholder returns(3)** for the **4th** straight year in FY 2024

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2024E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.479 as of share price on 11/7/23

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Financial review & outlook Chief Financial Officer & Chief Operating Officer Tamar Rapaport-Dagim

Q1 FY2024 Financial Highlights

- **Record revenue**, **+5% YoY** as reported and **+4.8% YoY** constant currency[1]
- **Record** revenue of **$838 million** in North America, up **~3% YoY**
- Europe up **~8% YoY**
- Rest of World up **~10% YoY**
- **Improved** operating profitability, driven by ongoing adoption of automation, artificial intelligence, and other sophisticated tools.

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Q1 2024 Results

Q1 Revenue

$1,245 million

+5.0% YoY, +4.8% constant currency[1]
Consistent with guidance midpoint ($1,225M - $1,265M)

Q1 Non-GAAP[2] Operating Margin

18.1%, +40bps YoY

+30 bps QoQ

Q1 GAAP Diluted EPS

$1.26 at high end of guidance ($1.18 - $1.26)

Q1 Non-GAAP[2] Diluted EPS

$1.56 at midpoint of guidance ($1.53 - $1.59)

Q1 2024 Revenue vs. Guidance
$ Millions


At guidance midpoint
$1,245
$1,245
Original Q1F24 Guidance (midpoint)
Q1F24A

Q1 2024 Revenue by Region
$ Millions


Rest of World ~$226
Europe ~$181
North America ~$838

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Leading Indicators & Business Model Visibility 12-Month Backlog ~$4.21B Record-high as of December 31, 2023 ~ +3% YoY, +$60M QoQ Leading Indicator Roughly 80% 12-month backlog roughly averages ~80% of forward 12-month revenue Record Quarterly 12-Month Backlog in Q1F24 $ Billions (1) (1) (1) 12-month backlog growth has accelerated year-over-year over the past several quarters (1) ~ +3% YoY +$60M QoQ 12-month backlog includes: Anticipated revenue related to contracts Estimated revenue from managed services contracts Letters of intent Maintenance Estimated ongoing support activities

Leading Indicators & Business Model Visibility

Managed Services

~$722M

~58% of total revenue in Q1 F2024

Close to **100** managed services contract renewals

Managed Services Revenue: Fiscal Year to Date

$ Billions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects



~ +3.2% YoY
Q1F23
Q1F24

Charter Communications	Extended and expanded managed services under new multi-year agreements which include the Amdocs Charging and Mediation solution for Spectrum digital voice
Claro VTR/ Chile	Extended managed services for CLARO/ VTR Chile
Claro Puerto Rico	New managed services agreement for policy and charging
NTTInfraNet	Cloud transformation and managed services agreement

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Balance Sheet & Cash Flow Non-GAAP. See reconciliation tables in appendix $650M senior note, maturing June 2030 Reported free cash flow(1) of $139 million in Q12024, including $16 million of restructuring payments Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments DSO’s 75 days -12 days YoY and +6 days QoQ DSO’s may fluctuate from quarter to quarter Cash, Credit Facility & Debt Position $ Millions, as of December 31, 2023 Q1 2024 Free cash flow(1) bridge Liquidity: Cash + Credit Facility $1.1 billion The sequential first quarter change in unbilled receivables net of deferred revenue was $79 million in Q1, aggregating the short-term and long-term balances The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities Ample liquidity including available $500M revolving credit facility Committed to maintaining our Investment grade credit rating Baa1 Moody’s BBB S&P *Figures may not sum due to rounding FCF includes $16M restructuring payments Credit Facility Cash (2) * Moody’s raised Amdocs’ credit rating to Baa1 on November 22, 2023

Disciplined Capital Allocation

- **Reiterating** free cash flow[1] (FCF) outlook of **$750M**[6] in FY2024, equating to roughly 100% cash conversion
- **~7%** free cash flow yield[2][6]
- Expects to return the **majority** of free cash flow to shareholders in FY2024

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected reported free cash flow of $750M in FY2024 as a percentage of Amdocs' market capitalization as of February 6, 2024
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M non-recurring restructuring payments
6. FY2024 excludes non-recurring restructuring payments

Q1 2024 Cash Returned to Shareholders
$ Millions



Dividends, $51
Share repurchases, $159

Board authorized quarterly dividend payment:

47.9 cents

Payable on April 2024, to shareholders on record date of March 2024

~$0.9B of aggregate share repurchase authorization remaining as of December 31

Normalized FCF: Four-year historical trend and FY2024E outlook
(1)(3)(4)(5)(6)



% Normalized FCF(1)(3)(5)(6) / Non-GAAP Net Income(1)
88%
140%
102%
101%
Roughly 100%
% of Normalized FCF(1)(3)(5)(6) Returned to Shareholders
100%
99%
104%
96%
FY2024E guidance: return majority
Normalized FCF ($M) (1)(3)(5)(6)
$527
$869
$665
$718
$750
FY2020
FY2021
FY2022
FY2023
FY2024E (Guidance)

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FY2024 Revenue Growth Outlook

- **Reiterating** FY2024 revenue growth of **1.2%-5.2% YoY**(2), roughly half of which is organic
- Expects revenue growth of **1.1%-5.1% YoY** as reported, incorporating an unfavorable foreign currency impact of ~0.1% YoY
- On-track for **double-digit cloud** revenue growth in FY2024E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Revenue Growth

YoY% Growth Constant Currency(2)



2.4%
7.0%
10.3%
7.7%
5.2%
1.2%
Reiterate 3.2% midpoint of 1.2%-5.2% YoY outlook
FY2020 (2)
FY2021(1)(2)
FY2022 (1)(2)
FY2023 (2)
FY2024E (2)

✓Expect **stronger fiscal second half** in FY2024E based on plan of execution for deals already in 12-month backlog, plus new opportunities anticipated to convert to signed deals and revenue this fiscal year

✓Assumes no material change in current macro-economic backdrop

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Profitability Improvement On-Track

- On pace to achieve expected range of **profitability improvement** in FY2024, gradually improving through the year
- Improvement led by ongoing efforts to **optimize** cost structure, and cumulative benefits of **automation, sophisticated tools** and future expected **Gen AI**-related benefits

1. Non-GAAP. See reconciliation tables in appendix
2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021 and 11/8/2022 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021 and FY2022

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Quarterly Non-GAAP[1] Operating Margin: FY2018 – FY2024E[2]

$ Millions



FY2024E Non-GAAP(1) Operating margin target range: 18.1%-18.7%, +60 bps vs prior range
18.7%
18.1%
17.8%
17.5%
17.2%
16.5%
17.3%
17.3%
17.2%
17.5%
17.6%
17.8%
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024E
Guidance Range
Non-GAAP Operating Margin

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Reiterating FY2024 Non-GAAP EPS Outlook

- On-track for non-GAAP[2] EPS growth of **8%-12%** in FY2024E, the **10% midpoint** of which is expected to mark the **fourth consecutive** year of **double-digit** growth
- Targeting **double-digit** expected total shareholder returns[3] for the **fourth year** running in FY2024E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2024E assumed 10% midpoint of non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.479 as of share price on 11/7/23
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021 and 11/8/2022 for non-GAAP reconciliation in FY2019, FY2020, FY2021 and FY2022

Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]



4th consecutive year of double-digit expected total shareholder returns* in FY2024
14.1%
13.6%
11.7%
5.3%
12.1%
11.5%
9.8%
3.0%
2.3%
1.9%
2.0%
2.1%
2.3%
12.0%
8.0%
Reiterate 10% midpoint of 8%-12% YoY outlook
FY2020
FY2021(1)
FY2022(1)
FY2023
FY2024E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Non-GAAP[2] EPS growth of 10.0%, plus ~2.3% dividend yield

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Committed to ESG Proud to be recognized for our achievements Included for the 5th consecutive year in the Amdocs was ranked in the 93rd percentile of the top 20% of the surveyed S&P Global BMI based on long-term economic, environmental and social criteria Protecting the Environment Set ourselves a long-term climate goal of becoming carbon neutral on scope 1 and 2 emissions by 2040 Held campaigns to drive awareness around gender diversity and people with disabilities; sponsored dozens of events globally to support digital inclusion, STEM education, food for the needy and more Improving the lives of people in our communities Committed to ESG

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Outlook & Reconciliation Tables Appendix

Q2 Fiscal 2024 Outlook Category Revenue $1,225 - $1,265 million GAAP EPS $1.21 - $1.29 Non-GAAP(1) EPS $1.53 - $1.59 Share Count 118 million Effective Tax Rate Non-GAAP(1) Within annual target range of 13.0%-17.0% Full Year Fiscal 2024 Outlook Updated Previous Revenue growth As reported 1.1% - 5.1% 1.0% - 5.0% Revenue growth Constant currency(2) 1.2% - 5.2% 1.2% - 5.2% GAAP EPS growth 13.0% - 19.5% 11.0% - 18.0% Non-GAAP(1) EPS growth 8.0% - 12.0% 8.0% - 12.0% Operating Margin Non-GAAP(1) 18.1% - 18.7% 18.1% - 18.7% Effective Tax Rate Non-GAAP(1) 13.0% - 17.0% 13.0% - 17.0% Free cash flow(1) $750 million $750 million Q2 & FY2024 Outlook Non-GAAP. See reconciliation tables in appendix Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Firmly positioned to deliver double-digit expected total shareholder returns for the fourth year running

Reconciliation Tables The amounts under "Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three months ended December 31, 2023, and no proceeds for the three months ended December 31, 2022.

Reconciliation Tables